April 26, 2012

VIA EDGAR

Office of International Corporate Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Mr. Craig Slivka
Ms. Mary Cascio
Ms. Pamela A. Long

RE:	Enerkem Inc.
Registration Statement on Form F-1 (File No. 333-179332)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Enerkem Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-179332) together with all exhibits and amendments thereto, which was initially filed on February 3, 2012 (the “Registration Statement”).

In light of current market conditions, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at pouimet@enerkem.com or via facsimile at (514) 875-0835, with a copy to Babak Yaghmaie of Cooley LLP, via email at byaghmaie@cooley.com or via facsimile at (212) 202-5302.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions regarding this application, please contact Babak Yaghmaie of Cooley LLP by telephone at (212) 479-6556. Thank you for your attention to this matter.

Sincerely,

ENERKEM INC.

By:	/s/ Patrice Ouimet
Patrice Ouimet
Chief Financing Officer

cc:         Babak Yaghmaie, Cooley LLP